Exhibit 99.1

GOGL - Golden Ocean and CMB.TECH - Key dates and information for completion of Merger
HAMILTON, Bermuda, 18 August 2025 – Reference is made to the joint stock exchange announcement on 28 May 2025 by Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (“Golden Ocean“) and CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) where it was announced that Golden Ocean would be merging with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH, with CMB.TECH Bermuda as the surviving company, with CMB.TECH as the issuer of the merger consideration shares (the “Merger”).

Reference is further made to the announcement that Golden Ocean on 11 August 2025, where it stated that the parties expected closing of the Merger to take place on or around 20 August 2025, subject inter alia to a positive outcome of the Golden Ocean Special General Meeting on 19 August 2025. Consequently, the key dates and information for the completion of the Merger are expected to be as follows:
•	Last day of trading in GOGL shares on OSE and NASDAQ: 19 August 2025
•	Effective date for completion of the Merger: 20 August 2025 (before market opening, Central European Summer Time)
•	First day of trading in the combined company and the CMB.TECH shares on OSE and the NYSE: 20 August 2025
•	Record date for delivery of CMB.TECH shares to former GOGL shareholders on OSE: 21 August 2025
•	Record date for delivery of CMB.TECH shares to former GOGL shareholders on the NYSE: 20 August 2025
•	Delivery of CMB.TECH shares to former GOGL shareholders on OSE: 22 August 2025
•	Delivery of CMB.TECH shares to former GOGL shareholders on the NYSE: 21 August 2025
•	ISIN/CUSIP for CMB.TECH: BE 0003816338 / B38564108
•	Transferor company: Golden Ocean Group Limited
•	Transferee company: CMB.TECH Bermuda Ltd.
•	Issuer of Merger consideration shares: CMB.TECH NV

The completion of the Merger will occur prior the scheduled reporting of the second quarter and thereby Golden Ocean will not issue a separate report for the second quarter and first half of the year. The Q2 2025 results for Golden Ocean will be published as part of the CMB.TECH’s Q2 2025 results.

About Golden Ocean
Golden Ocean is a Bermuda incorporated shipping company specialising in the transportation of dry bulk cargoes. The Golden Ocean fleet consists of 89 vessels, with an aggregate capacity of approximately 13.5 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on Nasdaq with a secondary listing on the Euronext Oslo Børs under the ticker symbol “GOGL”.

For further queries, please contact:

Peder Simonsen, CEO of Golden Ocean Management AS
Telephone: +47 22 01 73 40

Randi Navdal Bekkelund, CFO of Golden Ocean Management AS
Telephone: +47 22 01 73 40